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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 29 January 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	29 January 2004
Number	06/04

BHP BILLITON QUARTERLY REPORT ON EXPLORATION

AND DEVELOPMENT ACTIVITIES

October 2003 - December 2003

This report covers exploration and development activities for the quarter ended 31 December 2003. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent, and references to quarters are based on calendar years.

Of the 14 projects that were under construction during the quarter, 12 are within Board approved expenditure limits and are tracking on or ahead of schedule. The exceptions are Minerva and the ROD Integrated development. Three projects, the Ohanet wet gas development, the Hillside III expansion and the Area C project, commissioned during the December 2003 quarter.

PETROLEUM DEVELOPMENT

Atlantis Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

BHP Billiton completed full capital allocation for the Atlantis project in February 2003. Our share of total project expenditure is US$1.1 billion. During the quarter, fabrication of the hull began with the cutting of first steel at the shipyard in South Korea. Fabrication of the topsides continued on all three production modules. The project remains on budget and on schedule for first production in the third quarter of 2006.

OHANET Development, Algeria (BHP Billiton 45%, joint operating organisation comprising BHP Billiton/SONATRACH)

The OHANET Development consists of the development of four gas-condensate reservoirs in the Illizi Basin in southern Algeria. The project provides a gas treatment facility with a capacity of 20 million standard cubic metres per day fed by 47 production wells, of which 32 are new and 15 are re-completions of existing oil producers. 3D seismic data across all reservoirs has been processed and incorporated into the reservoir models. A total of 28 new wells have been drilled and completed and 15 existing wells re-completed. The last four wells have been deferred to allow three to four years of production history to be gathered. BHP Billiton announced first production from Ohanet on 27 October 2003, and plant testing is ongoing. The new facility was commissioned on schedule and within the original budget (BHP Billiton share US$464 million). This project will no longer be included in this report.

Mad Dog Development, Gulf of Mexico, USA (BHP Billiton 23.9%, non-operated)

 BHP Billiton announced its sanction of the Mad Dog field in February 2002, approving up to US$335 million for development of the Gulf of Mexico oil and gas field. During the quarter, fabrication work on the hull was completed. The hull has been shipped from Finland to the Gulf of Mexico. Work on the topside modules continues in the USA. At the end of December 2003, the overall facilities were approximately 80 per cent complete. First production remains on schedule for the end of calendar year 2004.

Greater Angostura Development, Trinidad (BHP Billiton 45%, operated)

In March 2003, BHP Billiton approved US$327 million for the first development phase of the Greater Angostura oil and gas field off the northeast coast of Trinidad. Fabrication of the offshore facilities has commenced, with installation of one of four wellhead protector platforms completed during the quarter. Onshore pipeline construction is underway, and progress continues on the oil storage facilities. The project remains on budget and first oil production is on schedule for the end of calendar year 2004.

North West Shelf expansion, Australia (BHP Billiton 16.67%, non operated)

Overall progress on the fourth liquefaction processing train is 86 per cent complete and remains on schedule to start up in mid 2004. Construction is 74 per cent complete, and the second trunkline is progressing as planned at 92 per cent, with stabilization activity almost complete. Tie in of the second trunkline into the existing interfield line has been completed. BHP Billiton's share of capital expenditure is US$247 million.

ROD Integrated Development, Algeria (BHP Billiton 36.04%, joint operating entity comprising BHP Billiton/SONATRACH)

The ROD Integrated Development consists of the development of six satellite oilfields in the Berkine Basin in eastern Algeria. The project will produce 80,000 barrels of Sahara Blend crude oil per day, with associated gas being reinjected into the reservoir together with water to provide pressure support to the reservoir. 36 development wells will be required, 10 of which will be recompletions of already drilled wells. At the end of December 2003, 22 new development wells had been completed and the 23rd was well advanced. Procurement of major equipment is complete. Process pipework spool prefabrication has been substantially completed and delivered to the site. Erection of the pipe rack steelwork, tank farm construction, civil works at the Field Gathering Station (FGS) and Intermediate Field Manifolds, and the welding and tie in of pipelines are all completed. Over 3.8 million workhours have been completed at the construction site without a Lost Time Incident. Overall project progress is 80 per cent complete. First production is scheduled for the middle of calendar year 2004, one quarter behind the original schedule. BHP Billiton's share of capital expenditure is US$192 million.

Minerva (BHP Billiton 90%, operated)

In September 2003, BHP Billiton changed the contractual arrangements relating to the design and construction of the Minerva development. A new managing contractor was appointed in October 2003 to complete the gas plant and engineering. Procurement and construction activities have resumed. The Minerva 3 and 4 production wells have been completed, and the subsea trees installed. The offshore flowline has been installed. Installation of the offshore and shore crossing sections of the flowline was completed in November 2003. The tie in of the flowlines to the subsea wells remains to be completed in early 2004. The initial target of first production in first quarter of 2004 will not be met, and in light of the changes to contractual arrangements, the project's targets are currently in the process of being finalised.

Caesar/Cleopatra Transportation Systems, Gulf of Mexico, USA (BHP Billiton interest in Caesar pipeline, 25%; interest in Cleopatra pipeline, 22%. Non-operated)

BHP Billiton acquired a 25 per cent interest in the Caesar oil pipeline and a 22 per cent interest in the Cleopatra gas pipeline which will transport product from the Mad Dog and Atlantis fields to pipelines closer to shore. Installation of the Cleopatra and Caesar portions has been completed to a third party facility and to Mad Dog. Expenditure of up to US$132 million has been approved by the Board for this project. The project is on budget and on schedule to commence operation coinciding with first production at third party facilities, in advance of first hydrocarbon production from Mad Dog and Atlantis.

MINERALS DEVELOPMENT

Aluminium

Hillside Expansion

Main construction work on the 130,000 tonne per annum Hillside III aluminium smelter project commenced on 1 April 2002, and the last process system for the expansion was completed and handed to operations on 17 December 2003. Potroom metal production continued to ramp up smoothly and the final reduction cell was commissioned on 7 December 2003, some six months ahead of schedule. Final project costs were US$411 million, US$38 million or 8.5 per cent below the budget of US$449 million. This project is now fully operational and will no longer be included in this report.

Base Metals

Escondida Norte, Chile (BHP Billiton 57.5%)

The development of the Escondida Norte pit, located approximately 5 kilometres north of the existing Escondida mining operations, was approved in June 2003, as part of Escondida's operating strategy to maintain copper production capacity in future years. Pre-mine waste stripping continued during the quarter with drill platform and haulage development undertaken by the contractor. The first mining shovel, loader, drills and haul trucks were moved over from the Escondida main pit into the Escondida Norte pre-mine on schedule at the beginning of December 2003. Total material movement in the pre-mine to the end of December 2003 was 5.3 million tonnes. All new mining equipment for the first phase of the pre-mine has arrived on site. Construction activities have commenced on the initial infrastructure requirements. Work has been initiated on the new maintenance facilities that will be situated within the existing Escondida industrial area. The Engineering Procurement Construction and Management contractor has ramped up detailed design activities and orders for all long lead time purchases have been placed. A subcontractor has been appointed for a significant portion of the materials handling work. Pre-mine development, design and construction activities are currently on track to meet first ore delivery to the crusher in the fourth quarter of 2005. Development costs are estimated at US$400 million (BHP Billiton share US$230 million).

Carbon Steel Materials

Products & Capacity Expansion Project (PACE), Australia (BHP Billiton 85%)

The project provides for the upgrade of the BHP Billiton rail and port facilities in a staged process to meet forecast increases in sales of iron ore. The estimated capital cost for Stage 1 is US$351 million (BHP Billiton share US$299 million).

Detailed engineering is complete and construction work continues on schedule. The project is within budget and is on track to commission ahead of original schedule in the first quarter of 2004.

Area C Project, 'C Deposit', Australia (BHP Billiton 85%)

The project provides for the development of a mine, processing plant, 38 kilometre rail spur and associated infrastructure for an operation to build up to 15 Mtpa at Area C, which is situated approximately 120 kilometres from Newman in Western Australia's Pilbara region.

Construction work is complete at both the plant and infrastructure rail and road sites. First ore was railed from Area C to the port at Nelson Point on 16 August 2003, and the first shipment of ore departed Nelson Point on 24 September 2003. Overall the project was commissioned ahead of schedule during the third quarter of 2003, and was completed within the budget of US$213 million (BHP Billiton share US$181 million). This project is now fully operational and will no longer be included in this report.

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 Mtpa of raw coal (3.6 Mtpa of clean coal). The main customer for the coking coal is the Port Kembla steelworks, which is located seven kilometres from the mine site.

Construction activities associated with the mine surface facilities, ventilation shaft, washery upgrade and Kemira Valley Rail Coal Loading facilities have been completed and successfully commissioned. Construction activities associated with the thermal drier are well underway. The majority of the projects remaining work is related to the underground drivage required to install and commission the longwall.

Just over 70 per cent of the project's capital has been committed to date. The capital forecast remains unchanged at US$170 million. Forecast longwall commencement is expected in the middle of calendar year 2005.

Energy Coal

Mount Arthur North, Australia

The Mount Arthur North Mine will be capable of producing up to 12 million tonnes of saleable thermal coal per annum when full production is achieved in 2006. 84 per cent of the project's capital has been committed to date. The balance of the expenditure relates to the ramp up of stripping and coaling capacity, predominantly through the purchase of mobile equipment which is expected to continue until early calendar year 2006. Final capital cost is forecast to be below the approved budget of US$411 million.

Final commissioning of the Coal Handling and Preparation Plant was completed ahead of schedule. During the December 2003 quarter, product was supplied to both the export and domestic thermal coal markets in line with the ramp up plan. The project is now fully operational and will no longer be included in this report.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 December 2003.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Bimurraburra-1	Trinidad Block 3(a)	30% BHP Billiton operator	Plugged and abandoned. Hydrocarbons encountered.
Delaware	Trinidad Block 3(a)	30% BHP Billiton operator	Plugged and abandoned. Hydrocarbons encountered.
Puncheon	Trinidad Block 3(a)	30% BHP Billiton operator	At total depth and logging.
Puma-1	Gulf of Mexico, Green Canyon 823	33.3% BHP Billiton; BP operator	At total depth and logging. See News Release of 13 January 2004.
Shenzi-2	Gulf of Mexico, Green Canyon 653	44% BHP Billiton operator	Drilling ahead in side track-1. See News Release of 12 November 2003.
Megamouth	Australia, Gippsland Basin, VIC/P45	60% BHP Billiton operator	Plugged and abandoned. Dry hole.

MINERALS EXPLORATION

The minerals exploration group of BHP Billiton continued to pursue global exploration opportunities for key commodities of interest to the group utilising both the Junior Alliance Program and in house generative capabilities.

As a result of these continued exploration initiatives, BHP Billiton has discovered a number of significant kimberlites on the Qilalugaq property near Repulse Bay, Nunavut, Canada (BHP Billiton 100%). Exploration work commenced in the area in calendar year 2000 and work has involved till sampling and airborne geophysical surveys, including FALCON(TM).

Recent drilling has intersected nine kimberlites on the property and the microdiamond results indicate that the kimberlites are weakly to moderately diamondiferous. Follow-up HQ (2.5 inch diameter) core drilling was carried out on one of the kimberlite pipes. Approximately 9.1 tonnes of kimberlite (dry weight) were processed by SGS-Lakefield Research Limited resulting in the recovery of 70 stones (0.85mm square mesh cut-off) with a total weight of 2.36 carats. Additional bulk sampling is planned for this pipe and on several nearby pipes in spring. Testing and evaluation of other targets on the property will continue. As results are preliminary at this stage, the economic significance of the results is not yet known.*

EXPLORATION EXPENDITURE

During the quarter, BHP Billiton spent US$24 million on minerals exploration, of which US$21 million was expensed.

* The qualified person for the Qilalugaq project is Jon Carlson, Exploration and Resources Manager, BHP Billiton Diamonds Inc.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 29 January 2004